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                             January 5, 2022

       James E. Kras
       Chief Executive Officer
       Edible Garden AG Incorporated
       283 County Road 519
       Belvidere, NJ 07823

                                                        Re: Edible Garden AG
Incorporated
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed December 21,
2021
                                                            File No. 333-260655

       Dear Mr. Kras:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-1 filed December 21, 2021

       Our certificate of incorporation designates the Court of Chancery of the State of Delaware as the
       exclusive forum..., page 16

   1. Please revise your risk factor to disclose that there is also a risk that your exclusive forum
provision may result in increased costs for investors to bring a claim.
 James E. Kras
FirstName  LastNameJames E. Kras
Edible Garden AG Incorporated
Comapany
January    NameEdible Garden AG Incorporated
        5, 2022
January
Page 2 5, 2022 Page 2
FirstName LastName
Capitalization, page 22

2. Tell us how you have considered including the proceeds from the issuance of the
         Evergreen Notes as part of your pro forma cash balance. Revise if necessary,
Production and Properties, page 43

3. We note your response to prior comment 1, and that your disclosure still includes the following statement on page 43: "The contract grower determines the quantity sown based on the minimum purchase orders received and the contract grower bears the inventory risk, risk of loss and other cost if it over-sows the specific crop." Please expand your disclosure to provide additional detail regarding your relationship with your contract growers as follows:
             Please discuss each party's obligations with respect to your informal agreements with your contract growers, including the nature of any "minimum purchase orders"
              required by the contract growers or financial obligations beyond flat payments for products grown for you. Please disclose whether or not the contract growers are obligated to accept any orders, or any certain minimum order, that the Company may submit. If not, in your risk factors, disclose any potential material adverse impact to the Company if you cannot find another producer of sufficient product to meet your own customers' demand.
             Discuss any term and termination provisions related to your agreements with contract growers, such as whether orders placed with contract growers are terminable by the
              Company and under what conditions. In this regard, we note you disclose in your risk factor on page 8 that your relationships with your customers are based on purchase orders rather than long-term purchase commitments and that customers can cancel purchase orders or defer shipments of your products under certain circumstances with little or no advance notice to you.
4.       We note your response to prior comment 5, and we have the following additional
         comments.
             With respect to your response to the second bullet of the prior comment, please further revise your disclosure on page 43 to include the information contained in your response letter concerning how you define "long-term relationships with contract growers."
             With respect to your response to the third bullet of the prior comment, please further revise your disclosure on pages 8 and 43 to expressly state, as you have in your response letter, that the Company is not a beneficiary of the lease agreement between the predecessor company and the landlord, Whitetown Realty, LLC. Further revise your risk factors to discuss any attendant material risks resulting from your informal arrangement in addition to the potential loss of physical access to the property.
            Additionally, please revise your disclosure on page 43 to explain the basis for the
            Company's expectation that the lease to the land on which the flagship facility is built will be assigned to the Company "once the Landlord obtains the permits necessary to
 James E. Kras
FirstName  LastNameJames E. Kras
Edible Garden AG Incorporated
Comapany
January    NameEdible Garden AG Incorporated
        5, 2022
January
Page 3 5, 2022 Page 3
FirstName LastName
              complete construction of the packhouse." If material, disclose the reasons for the anticipated timing of a lease assignment, and any known conditions upon which the landlord's consent to such assignment will be based.
                With respect to your response to the last bullet of the prior comment, please confirm whether the New Jersey packhouse "is under construction" as you state on page 43. In this regard, we note your revisions to disclosure on the same page indicating hat you have not yet incurred expenses on construction of the packhouse, and that your completion timeline appears to be dependent on the completion of this offering and the receipt of applicable county government permits. Revise to reflect the current status of construction, as appropriate.
5. We note your statement on page 43 that you rely on long-term relationships with contract growers to grow your herbs and produce. We also note your disclosure on the same page that you do not have formal long-term contracts with your growers.
             As it appears from your revisions to pages 9 and 43 of Amendment No. 1 that you lost 3 acres of growing capacity and a relationship with a former contract grower in
              Cleveland, OH, please revise your disclosure to explain the reason for such loss, if material. Additionally, please revise your risk factors to disclose any anticipated material adverse impact to the Company or its operating results, or explain in your response why no such additional disclosure is required.
             Based on your table on page 43, we also note that your current operating locations include a contracted greenhouse location in Half Moon Bay, California that appears to be responsible for 55 acres, or approximately 70%, of your current growing capacity. Please revise your risk factors to disclose the potential material risk to the company if you were to lose your relationship with this contract grower, or explain in your response why no such additional disclosure is required. Legal Proceedings, page 48

6. We note your disclosure regarding a recent action filed against the Company by Green
         City Growers Cooperative in Ohio for "an alleged breach of a supplier agreement." Please revise this disclosure to provide additional description of the factual basis alleged to underlie the proceedings. Refer to Item 103(a) of Regulation S-K. In making your revisions, please also address the following:
             Explain the nature of the supply relationship between the plaintiff and the
              Company, including a description of the products or services plaintiff supplied or supplies.
             Provide additional detail regarding the "supplier agreement" that is alleged to have been breached, and explain whether a written supply agreement exists between the
              Company and the plaintiff. Please file such written supplier agreement, if any, as an exhibit pursuant to Item 601(b)(10) of Regulation S-K, or provide us with an analysis explaining why you believe such agreement need not be filed.
             Additionally, please revise your risk factor disclosure to identify, via cross-reference to this section or otherwise, the existence of the pending litigation and discuss any
 James E. Kras
Edible Garden AG Incorporated
January 5, 2022
Page 4
           material risks to the Company that may arise as a result.

       You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Lauren Hamill at 303-844-1008 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                            Sincerely,
FirstName LastNameJames E. Kras
                                                            Division of
Corporation Finance
Comapany NameEdible Garden AG Incorporated
                                                            Office of Life
Sciences
January 5, 2022 Page 4
cc:       Margaret K. Rhoda, Esq.
FirstName LastName